PLUS THERAPEUTICS, INC.

4200 Marathon Blvd.

Suite 200

Austin, TX 78756

November 17, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plus Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-275531)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Plus Therapeutics, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-275531) and declare the Registration Statement effective as of Monday, November 20, 2023, at 9:00 a.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (210) 974-6913, or David Will of Hogan Lovells US LLP at (212) 918-3785 with any questions. Also, please notify Mr. Will when this request for acceleration has been granted.

Very truly yours,

PLUS THERAPEUTICS, INC.

By:	/s/ Andrew Sims
Name: Andrew Sims
Title: Chief Financial Officer

cc:	David Will, Hogan Lovells US LLP